--------------------------------------------------------------------------------

                                                                   --------------------------
                                                                         OMB APPROVAL
                                                                   --------------------------
                                                                   OMB Number: 3235-0145
                                  UNITED STATES                    --------------------------
                       SECURITIES AND EXCHANGE COMMISSION          Expires: October 31, 2002
                             Washington, D.C. 20549                --------------------------
                                                                   Estimated average burden
                                                                   hours per response... 14.9
                                                                   --------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Sight Resource Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    82655N105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  John B. Watkins, Wilmer, Cutler & Pickering, 2445 M Street, N.W., Washington,
                         D.C.20037, Tele: 202-663-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

               July 20, 2001, August 1, 2001 and November 1, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

SEC     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
(2-98)  DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 82655N105                                                   PAGE 2 OF 13 PAGES
-------------------------------------------------------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Carlyle Venture Partners, L.P.
-------------------------------------------------------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      ..................................................................................................

                  (b)      X.................................................................................................
-------------------------------------------------------------------------------------------------------------------------------

         3.       SEC Use Only...............................................................................................
-------------------------------------------------------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)  OO
-------------------------------------------------------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization
-------------------------------------------------------------------------------------------------------------------------------
                  Cayman Islands, British West Indies
-------------------------------------------------------------------------------------------------------------------------------

Number of         7.       Sole Voting Power  4,317,435......................................................................
Shares Bene-      -------------------------------------------------------------------------------------------------------------
ficially
Owned by Each     8.       Shared Voting Power  0............................................................................
Reporting         -------------------------------------------------------------------------------------------------------------
Person With
                  9.       Sole Dispositive Power 4,317,435..................................................................
                  -------------------------------------------------------------------------------------------------------------

                  10.      Shared Dispositive Power 0........................................................................
-------------------------------------------------------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person  4,317,435....................................
-------------------------------------------------------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)  13.1%..................................................
-------------------------------------------------------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)
                  PN.........................................................................................................
                  ...........................................................................................................
                  ...........................................................................................................
                  ...........................................................................................................

CUSIP No.  82655N105                                                   PAGE 3 OF 13 PAGES
-------------------------------------------------------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  C/S Venture Investors, L.P.
-------------------------------------------------------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      ..................................................................................................

                  (b)      X.................................................................................................
-------------------------------------------------------------------------------------------------------------------------------

         3.       SEC Use Only...............................................................................................
-------------------------------------------------------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)  OO
-------------------------------------------------------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization
-------------------------------------------------------------------------------------------------------------------------------
                  Cayman Islands, British West Indies
-------------------------------------------------------------------------------------------------------------------------------

Number of         7.       Sole Voting Power  881,719........................................................................
Shares Bene-      -------------------------------------------------------------------------------------------------------------
ficially
Owned by Each     8.       Shared Voting Power  0............................................................................
Reporting         -------------------------------------------------------------------------------------------------------------
Person With
                  9.       Sole Dispositive Power  881,719...................................................................
                  -------------------------------------------------------------------------------------------------------------

                  10.      Shared Dispositive Power  0.......................................................................
-------------------------------------------------------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person  881,719......................................
-------------------------------------------------------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)  2.9%...................................................
-------------------------------------------------------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)
                  PN.........................................................................................................
                  ...........................................................................................................
                  ...........................................................................................................
                  ...........................................................................................................

CUSIP No.  82655N105                                                   PAGE 4 OF 13 PAGES
-------------------------------------------------------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Carlyle U.S. Venture Partners, L.P.
-------------------------------------------------------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      ..................................................................................................

                  (b)      X ................................................................................................
-------------------------------------------------------------------------------------------------------------------------------

         3.       SEC Use Only...............................................................................................
-------------------------------------------------------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)  OO
-------------------------------------------------------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization
-------------------------------------------------------------------------------------------------------------------------------
                  Delaware
-------------------------------------------------------------------------------------------------------------------------------

Number of         7.       Sole Voting Power  572,604........................................................................
Shares Bene-      -------------------------------------------------------------------------------------------------------------
ficially
Owned by Each     8.       Shared Voting Power  0............................................................................
Reporting         -------------------------------------------------------------------------------------------------------------
Person With
                  9.       Sole Dispositive Power  572,604...................................................................
                  -------------------------------------------------------------------------------------------------------------

                  10.      Shared Dispositive Power  0.......................................................................
-------------------------------------------------------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person  572,604......................................
-------------------------------------------------------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)  1.9%...................................................
-------------------------------------------------------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)
                  PN.........................................................................................................
                  ...........................................................................................................
                  ...........................................................................................................
                  ...........................................................................................................

CUSIP No.  82655N105                                                   PAGE 5 OF 13 PAGES
-------------------------------------------------------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Carlyle Venture Coinvestment, L.L.C.
-------------------------------------------------------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      ..................................................................................................

                  (b)      X ................................................................................................
-------------------------------------------------------------------------------------------------------------------------------

         3.       SEC Use Only...............................................................................................
-------------------------------------------------------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)  OO
-------------------------------------------------------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization
-------------------------------------------------------------------------------------------------------------------------------
                  Delaware
-------------------------------------------------------------------------------------------------------------------------------

Number of         7.       Sole Voting Power  347,383........................................................................
Shares Bene-      -------------------------------------------------------------------------------------------------------------
ficially
Owned by Each     8.       Shared Voting Power  0............................................................................
Reporting         -------------------------------------------------------------------------------------------------------------
Person With
                  9.       Sole Dispositive Power  347,383...................................................................
                  -------------------------------------------------------------------------------------------------------------

                  10.      Shared Dispositive Power  0.......................................................................
-------------------------------------------------------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person  347,383......................................
-------------------------------------------------------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)  1.2%...................................................
-------------------------------------------------------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)
                  OO    Limited Liability Company
                  ...........................................................................................................
                  ...........................................................................................................
                  ...........................................................................................................

SCHEDULE 13D (CONTINUED)                                      PAGE 6 OF 13 PAGES

Pursuant to Rule 13d-2(a) of Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons (as hereafter defined) hereby amend their Schedule 13D dated November 25, 1997 and filed with the Securities and Exchange Commission on December 5, 1997 (the "Schedule 13D") relating to the common stock, par value $.01 per share ("Common Stock"), of Sight Resource Corporation, a Delaware corporation (the "Issuer").

ITEM 1. SECURITY AND ISSUER.

        Item 1 of the Schedule 13D is hereby amended in its entirety to read as follows:

    This statement relates to the Common Stock of the Issuer. Each Reporting Person holds (i) shares of Series B Convertible Preferred Stock, par value $.01 per share ("Preferred Stock"), (ii) Warrants to purchase shares of Common Stock ("Warrants"), and (iii) shares of Common Stock (the Common Stock held by the Reporting Persons together with the Preferred Stock and Warrants is hereafter collectively referred to as the "Securities"). The address of the Issuer is 6725 Miami Avenue, Cincinnati, Ohio 45203-54243.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4(a), (b), (d), (e) and (g) of the Schedule 13D is hereby amended as follows:

        (a) Pursuant to the Certificate of Incorporation of the Issuer (as amended) and a letter agreement dated May 21, 2001 among the Issuer and each of the Reporting Persons (the "Letter Agreement"), as of November 1, 2001 the Issuer paid accrued and unpaid dividends on account of the Preferred Stock held by each of the Reporting Persons in the form of stock dividends of an aggregate of 254,949 shares of Common Stock, allocated as follows: (i) Carlyle Venture Partners, L.P. ("CVP") was dividended 179,883 shares of Common Stock; (ii) C/S Venture Investors, L.P. ("C/S") was dividended 36,736 shares of Common Stock;
(iii) Carlyle U.S. Venture Partners, L.P. ("CUS") was dividended 23,857 shares of Common Stock; and (iv) Carlyle Venture Coinvestment, L.L.C. ("CVC" and together with CVP, C/S and CUS, the "Reporting Persons") was dividended 14,473 shares of Common Stock.

        Pursuant to the Certificate of Incorporation of the Issuer (as amended) and a letter agreement dated May 21, 2001 among the Issuer and each of the Reporting Persons (the "Letter Agreement"), as of August 1, 2001 the Issuer paid accrued and unpaid dividends on the Preferred Stock held by each of the Reporting Persons, for the periods ended February 1, 2001, May 1, 2001 and August 1, 2001, in the form of stock dividends of an aggregate of 967,050 shares of Common Stock, allocated as follows: (i) CVP was dividended 682,314 shares of Common Stock; (ii) C/S was dividended 139,344 shares of Common Stock; (iii) CUS was dividended 90,493 shares of Common Stock; and (iv) CVC was dividended 54,899 shares of Common Stock.

        As of July 20, 2001, the Issuer issued Warrants exercisable to purchase up to an aggregate of 1 million shares of Common Stock of the Issuer at an exercise price of $.20 per share, which the Issuer has treated as a stock dividend, which Warrants were allocated as follows: (i) CVP was dividended a Warrant that is currently exercisable for up to 705,562 shares of Common Stock;
(ii) C/S was dividended a Warrant that is currently exercisable for up to 144,092 shares of Common Stock; (iii) CUS was dividended a Warrant that is currently exercisable for up to 93,576 shares of Common Stock; and (iv) CVC was dividended a Warrant that is currently exercisable for up to 56,770 shares of Common Stock.

        Pursuant to the Letter Agreement, as of July 20, 2001 the Reporting Persons waived certain anti-dilution and other rights relating to the Preferred Stock, Class I (Mirror) Warrants and the Class II Warrants held by the Reporting Persons.

        As a result of adjustments made pursuant to the anti-dilution provisions of the Class II Warrant Agreements from time to time since the November 25, 1997 issuance date of the Class II Warrants, the number of shares of Common Stock for which the Class II Warrants are currently exercisable adjusted upward to an aggregate of up to 657,749 shares, and the price at which the Class II Warrants are currently exercisable adjusted downward to $3.09 per share, allocated as follows: (i) CVP holds a Class II Warrant currently exercisable for up to 464,082 shares of

SCHEDULE 13D (CONTINUED)                                      PAGE 7 OF 13 PAGES

Common Stock; (ii) C/S holds a Class II Warrant currently exercisable for up to 94,776 shares of Common Stock; (iii) CUS holds a Class II Warrant currently exercisable for up to 61,549 shares of Common Stock; and (iv) CVC holds a Class II Warrant currently exercisable for up to 37,340 shares of Common Stock.

        On November 25, 1997, the Reporting Persons acquired Class I (Mirror) Warrants ("Mirror Warrants") representing an obligation to buy a number of shares of Common Stock of the Issuer, in the case of (i) CVP, corresponding to approximately 14.041%, (ii) C/S, corresponding to approximately 2.867%, (iii) CUS, corresponding to approximately 1.862%, and (iv) CVC, corresponding to approximately 1.130%, of the number of shares of Common Stock issued, from time to time, upon exercise of certain options and warrants specified on Schedule A (collectively the "Counterpart Warrants") to the Class I (Mirror) Warrant Agreements; provided, further, that the Reporting Persons are required to exercise the Mirror Warrants if or when the applicable holders shall exercise Counterpart Warrants, at the same exercise prices and on the same terms as the applicable Counterpart Warrants. The Mirror Warrants cannot be exercised unless and until the applicable Counterpart Warrants are first exercised by the holders thereof. The Counterpart Warrants are exercisable for various numbers of shares of Common Stock at various exercise prices, on various terms and expire at various dates. The purpose of the disclosure in this Item 4(a) is to report the expiration or cancellation of an aggregate of 833,141 of the Mirror Warrants for no value, resulting from the expiration or cancellation of 833,141 corresponding Counterpart Warrants for no value, in the case of: (i) CVP, 587,833 expired Mirror Warrants; (ii) C/S, 120,048 expired Mirror Warrants; (iii) CUS, 77,963 expired Mirror Warrants; and (iv) CVC, 47,297 expired Mirror Warrants.

        The Reporting Persons disclaim that they are a "group" for purposes of
Section 13(d) of the Exchange and Regulation 13D-G thereunder or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of all Securities deemed directly or indirectly beneficially owned by the other Reporting Persons or their respective affiliates.

        (b) On July 20, 2001, the stockholders of the Issuer approved the merger of the Issuer with eyeshop.com inc., a Delaware corporation ("eyeshop"). As a result of the merger, eyeshop became a wholly-owned subsidiary of the Issuer. In connection with that merger the number of authorized shares of Common Stock of the Issuer increased from 20 million shares to 50 million shares, and the number of outstanding shares of Common Stock of the Issuer increased to 28,375,704 shares of Common Stock based on information provided by the Issuer. As of November 1, 2001, the number of outstanding shares of Common Stock of the Issuer was 29,597,703 based on information provided by the Issuer.

        (d) Pursuant to the Letter Agreement, upon consummation of the eyeshop merger, the Reporting Persons contractually waived their right under the Certificate of Incorporation (as amended) of the Issuer to designate one of the two directors to be designated by holders of the Preferred Stock to the Board of Directors of the Issuer and retained the right to designate one director to the Board of Directors of the Issuer.

SCHEDULE 13D (CONTINUED)                                      PAGE 8 OF 13 PAGES

        (e) Upon consummation of the eyeshop merger the Issuer paid accrued but unpaid dividends on account of the Preferred Stock through stock dividends in the form of shares of Common Stock, and issued Warrants exercisable for an aggregate of up to 1 million shares of Common Stock of the Issuer which the Issuer treated as stock dividends, which were allocated among the Reporting Persons as follows:

                              CVP            C/S            CUS            CVC
                            -------        -------        -------        -------
February 1,2001*            257,335         52,554         34,129         20,705

May 1, 2001*                225,037         45,957         29,846         18,107

July 20, 2001**             705,562        144,092         93,576         56,770

August 1, 2001*             199,942         40,833         26,518         16,087

November 1, 2001            179,883         36,736         23,857         14,473

        -----------------------------
        * After consummation of the eyeshop merger, the accrued and unpaid dividends on account of the Preferred Stock for the periods ended February 1, 2001, May 1, 2001 and August 1, 2001 were paid as of August 1, 2001 in the form of stock dividends of Common Stock of the Issuer.
        ** As of July 20, 2001, the Issuer issued Warrants (currently exercisable at an exercise price of $0.20 per share) to the Reporting Persons that were treated as stock dividends on the Preferred Stock.

        (g) On July 20, 2001, the stockholders of the Issuer approved an increase in the authorized number of shares of Common Stock of the Issuer from 20 million shares to 50 million shares.

        In connection with the merger of the Issuer with eyeshop, each of the Reporting Persons entered into a Stockholder Voting Agreement ("Stockholder Agreement") with the Issuer, eyeshop and Eyeshop Acquisition Corporation, whereby each of the Reporting Persons agreed to vote the voting Securities owned by it, (a) in favor of increasing the authorized shares of Common Stock of the Issuer to 50 million shares, (b) in favor of increasing the number of shares of Common Stock issuable pursuant to the 1992 Employee, Director and Consultant Stock Option plan, as amended, to 6,500,000 shares, (c) not in favor of any other merger proposal, and (d) in favor of the election of the following nominees for directors of the Issuer: E. Dean Butler, Carene Kunkler, William Connell, Christian Callsen, William McLendon and Ryan Schwarz. The provisions of the Stockholder Agreement set forth in clauses (a), (b) and (c) above terminated on July 20, 2001 upon consummation of the eyeshop merger. The provision of the Stockholder Agreement set forth in clause (d) above continues until July 20, 2004 (three years after consummation of the eyeshop merger).

        Mr. Schwarz is the designee of the Reporting Persons to the Board of Directors of the Issuer. Mr. Schwarz is also a non-managing member of CVC. Mr. Schwarz disclaims beneficial ownership of the Securities deemed directly or indirectly beneficially owned by each of the Reporting Persons or their respective affiliates, including TCG (as hereafter defined) and TCG Ltd. (as hereafter defined), except to the extent of his pecuniary interest therein, and this Amendment No. 1 to Schedule 13D shall not be deemed an admission that Mr. Schwarz is the beneficial owner of any such Securities for purposes of Section 13(d) of the Exchange Act or any other purpose. Mr. Schwarz disclaims that he is a member of a "group" with the Reporting Persons or their respective affiliates, or with any other stockholder of the Issuer (including any stockholder who is a party to a stockholder/voting agreement with the Issuer), for purposes of
Section 13(d) of the Exchange Act and Regulation 13D-G thereunder or for any other purpose.

        Other stockholders of the Issuer have entered into agreements similar to the form of Stockholder Agreement entered into by the Reporting Persons. The Reporting Persons disclaim that they are a "group," or are a "group" with any other stockholder of the Issuer (including any stockholder who is a party to a stockholder/voting

SCHEDULE 13D (CONTINUED)                                      PAGE 9 OF 13 PAGES

agreement with the Issuer), for purposes of Section 13(d) of the Exchange Act and Regulation 13D-G thereunder or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of all Securities deemed directly or indirectly beneficially owned by the other Reporting Persons or their respective affiliates.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5(a) of the Schedule 13D is hereby amended as follows:

    (a) The following Table summarizes the beneficial ownership of each of the Reporting Persons of Securities of the Issuer on a Common Stock equivalent basis as of November 1, 2001 (after giving effect to the stock dividends paid on November 1, 2001).

------------------------------------------------------------------------------------------------------------------------------
                                                                     Common
                                                                     Stock        Common
                                                         Common      Issuable     Stock
                                                         Stock       On           Issuable
                                                         Issuable    Exercise     On         Common Stock
                                                         on          of           Exercise   Issuable        Percentage of
                                                         Conversion  Class I      of         On Exercise of  Ownership on a
                                                         of          (Mirror)     Class II   Warrants        Common Stock
                                                         Preferred   Warrants     Warrants   (6)             Equivalent
Reporting Persons (1)       Common Stock (2)             Stock (3)   (4)          (5)        (Right to       Basis  as of
                                                                     (Obligation  (Right     Buy)            December 31,
                                                                     to Buy)      to Buy)                    2001 (7)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
CVP                         862,197                      2,241,225    44,369      464,082      705,562         13.1%
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
C/S                         176,080                        457,710     9,061       94,776      144,092          2.9%
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
CUS                         114,350                        297,245     5,884       61,549       93,576          1.9%
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
CVC                          69,372                        180,331     3,570       37,340       56,770          1.2%
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

(1) Ryan Schwarz, a director of the Issuer, is a non-managing member of CVC, and is a Principal of affiliates of the Reporting Persons and TCG Ventures, L.L.C., a Delaware limited liability company ("TCG"), which is the general partner of CUS and the managing member of CVC, and TCG Ventures Ltd, a Cayman Islands corporation ("TCG Ltd."), which is the general partner of CVP and C/S. Each of the Reporting Persons, TCG and TCG Ltd. and Mr. Schwarz disclaim that they are a "group" for purposes of Section 13(d) of the Exchange Act and Regulation 13D-G thereunder or for any other purpose. Each of the Reporting Persons, TCG and TCG Ltd. disclaims beneficial ownership of all Securities deemed directly or indirectly beneficially owned by the other Reporting Persons or their respective affiliates. Mr. Schwarz disclaims beneficial ownership of all Securities of the Issuer directly or indirectly beneficially owned by the Reporting Persons or their respective affiliates, including TCG and TCG Ltd, other than with respect to his pecuniary interest therein. This Amendment No. 1 to Schedule 13D shall not be deemed an admission that Mr. Schwarz is the beneficial owner of such securities for purposes of Section 13(d) of the Exchange Act or any other purpose.

(2) As of August 1, 2001, the Issuer paid a stock dividend on the shares of Preferred Stock held by the Reporting Persons on account of accrued but unpaid dividends for the periods ended February 1, 2001, May 1, 2001 and August 1, 2001, allocated as follows: (i) CVP was dividended 682,314 shares of Common Stock, (ii) C/S was dividended 139,344 shares of Common Stock, (iii) CUS was dividended 90,493 shares of Common Stock, and (iv) CVC was dividended 54,899 shares of Common Stock. As of November 1, 2001, the Issuer paid a stock dividend on the shares of Preferred Stock held by the Reporting Persons, allocated as follows: (i) CVP was dividended 179,883 shares of Common Stock, (ii) C/S was dividended 36,736 shares of Common Stock, (iii) CUS was dividended 23,857 shares of Common Stock, and (iv) CVC was dividended 14,473 shares of Common Stock.

(3) Pursuant to the Letter Agreement, the Reporting Persons and the Issuer have agreed that the aggregate number of shares of Common Stock to which the Reporting Persons would be entitled upon conversion of the Preferred Stock, after giving effect to anti-dilution adjustments, including the eyeshop merger, would be 3,176,511 shares.

(4) On November 25, 1997, the Reporting Persons acquired Mirror Warrants representing an obligation to buy a number of shares of Common Stock of the Issuer, in the case of (i) CVP, corresponding to approximately 14.041%, (ii) C/S, corresponding to approximately 2.867%, (iii) CUS, corresponding to approximately 1.862%, and (iv) CVC, corresponding to approximately 1.130%, of the number of shares of Common Stock issued, from time to time, upon exercise of the Counterpart Warrants; provided, further, that the Reporting Persons shall be required to exercise the Mirror Warrants if and when the applicable holders shall exercise such Counterpart Warrants, at the same exercise prices and on the same terms as the applicable Counterpart Warrants. The Mirror Warrants cannot be exercised unless or until the applicable Counterpart Warrants

SCHEDULE 13D                                     (CONTINUED) PAGE 10 OF 13 PAGES

are first exercised by the holders thereof. The Counterpart Warrants are exercisable for various numbers of shares of Common Stock at various exercise prices, on various terms and expire at various dates. Since November 25, 1997 an aggregate of 833,141 of the Mirror Warrants have expired or been cancelled for no value as a result of the expiration or cancellation of 833,141 corresponding Counterpart Warrants for no value, in the case of: (i) CVP, 587,833 expired/cancelled Mirror Warrants; (ii) C/S, 120,048 expired/cancelled Mirror Warrants; (iii) CUS, 77,963 expired/cancelled Mirror Warrants; and (iv) CVP, 47,297 expired/cancelled Mirror Warrants.

(5) By virtue of anti-dilution adjustments pursuant to the applicable Warrant Agreements, the number of shares of Common Stock for which the Class II Warrants are currently exercisable has adjusted upward to an aggregate of up to 657,749 shares and the exercise price has adjusted downward to $3.09 per share.

(6) As of July 20, 2001, the Issuer issued Warrants to the Reporting Persons that are currently exercisable for an aggregate of up to 1 million shares of Common Stock at an exercise price of $0.20 per share, which the Issuer has treated as a stock dividend. Pursuant to the Letter Agreement, the Reporting Persons have waived certain anti-dilution and other rights with respect to the Preferred Stock, Mirror Warrants and Class II Warrants.

(7) Percentage of Ownership on a Common Stock equivalent basis is calculated based on an aggregate of 29,597,703 shares of Common Stock of the Issuer outstanding as of November 1, 2001 (after giving effect to the stock dividend paid to the Reporting Persons as of November 1, 2001), plus, in the case of: (i) CVP, 3,455,238 shares of Common Stock; (ii) C/S, 705,639 shares of Common Stock;
(iii) CUS, 458,254 shares of Common Stock; and (iv) CVC, 278,011 shares of Common Stock, in each case issuable upon conversion of the shares of Preferred Stock and exercise of the Warrants convertible or exercisable within 60 days. The numbers of shares of Common Stock issuable upon exercise of the Mirror Warrants, Class II Warrants and Warrants and upon conversion of the shares of Preferred Stock are included for the purposes of this calculation in accordance with Rule 13d-3(d)(1) because such Securities are exercisable or convertible by the Reporting Persons within 60 days. As described in Item 4, although the Reporting Persons must exercise the Mirror Warrants when the Counterpart Warrants are exercised, the Reporting Persons cannot force the holders of Counterpart Warrants to exercise such Counterpart Warrants and the Reporting Persons cannot exercise the Mirror Warrants unless and until the holders of Counterpart Warrants exercise such Counterpart Warrants. The Counterpart Warrants are currently exercisable by the holders thereof.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Item 6 of the Schedule 13D is hereby amended as follows:

        In connection with the merger of the Issuer with eyeshop, each of the Reporting Persons entered into a Stockholder Agreement with the Issuer, eyeshop and Eyeshop Acquisition Corporation, whereby each of the Reporting Persons agreed to vote the voting Securities owned by it, (a) in favor of increasing the authorized shares of Common Stock of the Issuer to 50 million shares, (b) in favor of increasing the number of shares of Common Stock issuable pursuant to the 1992 Employee, Director and Consultant Stock Option plan, as amended, to 6,500,000 shares, (c) not in favor of any other merger proposal, and (d) in favor of the election of the following nominees for directors of the Issuer: E. Dean Butler, Carene Kunkler, William Connell, Christian Callsen, William McLendon and Ryan Schwarz. The provisions of the Stockholder Agreement set forth in clauses (a), (b) and (c) above terminated on July 20, 2001 upon consummation of the eyeshop merger. The provision of the Stockholder Agreement set forth in clause (d) above continues until July 20, 2004. Mr. Schwarz is the designee of the Reporting Persons to the Board of Directors of the Issuer. Mr. Schwarz is a non-managing member of CVC. Mr. Schwarz also is a Principal of affiliates of the Reporting Persons and TCG, which is the general partner of CUS and the managing member of CVC, and TCG Ltd., which is the general partner of CVP and C/S.

        Mr. Schwarz disclaims beneficial ownership of all Securities of the Issuer deemed directly or indirectly beneficially owned by the Reporting Persons and their respective affiliates, including TCG and TCG Ltd., other than with respect to his pecuniary interest therein. This Amendment No. 1 to Schedule 13D shall not be deemed an admission that Mr. Schwarz is the beneficial owner of such Securities for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each of the Reporting Persons, TCG and TCG Ltd. and Mr. Schwarz disclaim that they are a "group" for purposes of Section 13(d) of the Exchange Act and Regulation 13D-G thereunder or for any other purpose. Each of the Reporting Persons, TCG and TCG Ltd. disclaims beneficial ownership of all Securities directly or indirectly owned by the other Reporting Persons or their respective affiliates.

SCHEDULE 13D (CONTINUED)                                     PAGE 11 OF 13 PAGES

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of May 6, 2002, by and among CVP, C/S, CUS and CVC

Exhibit 2 Form of Stockholders Agreement (incorporated by reference to Exhibit C-1 to Annex A of the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on June 21, 2001).

Exhibit 3 Letter Agreement dated as of May 21, 2001 (incorporated by reference to Exhibit F to Annex A of the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on June 21, 2001).

SCHEDULE 13D (CONTINUED)                                     PAGE 12 OF 13 PAGES

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 2002

                                                 CARLYLE VENTURE PARTNERS, L.P.,
                                   a Cayman Islands exempted limited partnership

                                  By: TCG Ventures, Ltd., as the General Partner

                                                    By: /s/ ROBERT GRADY
                                                       -------------------------
                                                    Name: Robert Grady
                                                         -----------------------
                                                     Title: Managing Director
                                                           ---------------------

                                                    C/S VENTURE INVESTORS, L.P.,
                                   a Cayman Islands exempted limited partnership

                                  By: TCG Ventures, Ltd., as the General Partner

                                                    By: /s/ ROBERT GRADY
                                                       -------------------------
                                                    Name: Robert Grady
                                                         -----------------------
                                                     Title: Managing Director
                                                           ---------------------

                                            CARLYLE U.S. VENTURE PARTNERS, L.P.,
                                                  a Delaware limited partnership

                                By: TCG Ventures, L.L.C., as the General Partner

                                                    By: /s/ ROBERT GRADY
                                                       -------------------------
                                                     Name: Robert Grady
                                                          ----------------------
                                                     Title: Managing Director
                                                           ---------------------

                                           CARLYLE VENTURE COINVESTMENT, L.L.C.,
                                            a Delaware limited liability company

                                By: TCG Ventures, L.L.C., as the Managing Member

                                                    By: /s/ ROBERT GRADY
                                                       -------------------------
                                                     Name: Robert Grady
                                                          ----------------------
                                                     Title: Managing Director
                                                           ---------------------

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Securities and Exchange Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D (CONTINUED)                                     PAGE 13 OF 13 PAGES

                                  EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement, dated as of May 6, 2002, by and among CVP, C/S, CUS and CVC

Exhibit 2 Form of Stockholders Agreement (incorporated by reference to Exhibit C-1 to Annex A of the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on June 21, 2001).

Exhibit 3 Letter Agreement dated as of May 21, 2001 (incorporated by reference to Exhibit F to Annex A of the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on June 21, 2001).